Exhibit (a)(1)
ATEL 12, LLC
600 California Street, 6th Floor
San Francisco, California 94108

May 11, 2011

To:  The Investors of ATEL 12, LLC (the “Company”)

Dear Fund 12 Investor:

A group of private investment companies controlled by a professional investment firm, MacKenzie Patterson Fuller, LP  (“MPF”), have made an unsolicited tender offer dated April 27, 2011(the “Offer”)  soliciting the purchase of up to 333,333 units of the Company’s limited liability company interests (“Units”).  MPF is not affiliated with the Company, ATEL Capital Group or any of its affiliates, but is a sponsor of private investment programs designed to profit from the purchase of illiquid securities.

MPF is offering you and your fellow Unit holders a price of $3.00 per Unit. You may have already received or will shortly receive information from MPF regarding the other terms and conditions of the Offer and may also have seen that information on Schedule TO filed by MPF with the Securities and Exchange Commission (the “SEC”) on April 27, 2011.  A copy of Schedule TO is posted on the SEC's website at http://www.sec.gov.

The Company is required by the SEC's rules to either (1) make a recommendation whether you should accept or reject the Offer or (2) state that the Company is remaining neutral with respect to the Offer.

The Company’s Manager, ATEL Associates 12, LLC, reviewed and carefully considered the Offer and concluded that the price offered to Unit holders for their Units is a grossly inadequate and unfair price.

ACCORDINGLY, THE COMPANY RECOMMENDS THAT YOU AND YOUR FELLOW UNIT HOLDERS REJECT THE OFFER AND NOT TENDER ANY UNITS IN CONNECTION WITH THE OFFER.

You need not respond in any way to the MPF Offer, but if you are considering acceptance, we strongly urge you to consider several important factors before you do so:

1.	MPF is a professional investment firm out to get your Units for their own profit, and they are not a benevolent liquidity service.

2.
MPF has set the offer price at a fraction of the estimated value of the Units and has no reasonable rationale for the price other than to maximize the profit to MPF from your Units if they can convince you to tender them at this rock bottom price.

3.	The Company is meeting its original investment objectives and Unit holders are receiving regular cash distributions.

4.	While there can be no guarantees, you can reasonably expect to receive far more cash from continuing to hold your Units than if you tender them to MPF.

For the foregoing reasons, the Company believes that you should reject this Offer and take no further action in response.  We will elaborate on the Company’s reasons below.

MPF is a professional investment firm out to get your Units for their own profit, not a benevolent liquidity service.

In MPF’s own words:  “The Purchasers (MPF) are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $3.00 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unit holders consistent with the Purchasers’ objectives (emphasis added).”

MPF is in the business of sponsoring investment partnerships that acquire illiquid securities with the objective of generating significant investment returns by buying well below the value of the securities and holding them for ultimate returns.  They have no reason to incur the great expense of conducting a public tender offer other than to generate huge profits for their own investors.  These securities are not traded, so they can only look to achieve this stated profit objective by buying Units at very low prices compared to their own estimate of value and holding the Units to receive the cash the sellers would otherwise receive and thereby enjoy the investment returns that you, the original investor in Units, would otherwise realize by continuing to hold the Units.

MPF has set the offer price at a fraction of the estimated value of the Units and has no reasonable rationale for the price other than to maximize the profit to MPF from your Units if they can convince you to tender them at this rock bottom price.

If you read them closely enough, MPF’s Offer materials clearly state that the only purpose for its own estimate of the value of the Units is to set the Offer price and its only objective in setting an Offer price is to make a maximum profit from the purchase of your Units.  They purport to base this admittedly biased valuation on the book value of the Company’s assets for accounting purposes.  The Company’s primary objective is to generate significant positive cash flow from leases and loans and, in turn, to generate substantial cash distributions to Unit holders.  The Company has publicly published in its most recent quarterly report on Form 10-Q, filed with the Securities and Exchange Commission, its valuation of the Units as of March 31, 2011.  It bases its valuation on the anticipated cash flows to the Company, and the resulting anticipated cash distributions to Unit holders, discounted to present value.  MPF, on the other hand, takes the depreciated book value of the assets, with little or no estimate of the cash flow to be generated by the leases and loans, and then simply discounts that low value by more than 40% to achieve its offer price.

While there can be no assurance as to the amount a Unit holder will ultimately receive from the Units, the Company has attempted an objective and reasonable method of valuation and estimates the value at first quarter end 2011 to be approximately 7.45 per Unit.  That objective estimate is almost two-and-one-half times (2.5 X) the MPF Offer price.  We provide an excerpt from the 10-Q to provide more information on the Company valuation:

“As noted above, there is no public market for Units and, in order to preserve the Company’s status for federal income tax purposes, the Company will not permit a secondary market or the substantial equivalent of a secondary market for the Units. In the absence of a public market for the Units, there is no currently ascertainable fair market value for the Units.

Nevertheless, in order to provide an estimated per Unit value for those Unit holders who seek valuation information, AFS has calculated an estimated value per Unit as of March 31, 2011. AFS estimates the Company’s per unit value by first estimating the aggregate net asset value of the Company. The valuation does not take into account any future business activity of the Company; rather it is a snapshot view of the Fund’s portfolio as of the valuation date.

The estimated values for non-interest bearing items such as any current assets and liabilities, as well as for any investment in securities, were assumed to equal their reported balances, which management believes approximate their fair values, as adjusted for impairment. The same was applied to loans incurred under the receivables funding program and the acquisition facility since they bear variable rates of interest.

A discounted cash flow approach was used to estimate the values of notes receivable, investments in leases, non-recourse debt and interest rate swaps. Under such approach, the value of a financial instrument was estimated by calculating the present value of the instrument’s expected cash flows. The present value was determined by discounting the cash flows the instrument is expected to generate by discount rates as deemed appropriate by the Manager. In most cases, the discount rates used were based on U.S. Treasury yields reported as of the reporting date, plus a spread to account for the credit risk difference between the instrument being valued and Treasury securities.

After calculating the aggregate estimated net asset value of the Company, AFS then calculated the portion of the aggregate estimated value that would be distributed to Unit holders on liquidation of the Company, and divided the total that would be so distributable by the number of outstanding Units as of the March 31, 2011 valuation date. As of March 31, 2011, the value of the Company’s assets, calculated on this basis, was approximately $7.45 per Unit.

The foregoing valuation was performed solely for the purpose of providing an estimated liquidation value per Unit for those Unit holders who seek valuation information. It is important to note again that there is no market for the Units, and, accordingly, this value does not represent an estimate of the amount a Unit holder would receive if he were to seek to sell his Units. The Company will liquidate its assets in the ordinary course of its business and investment cycle. Furthermore, there can be no assurance as to when the Company will be fully liquidated, the amount the Company may actually receive if and when it seeks to liquidate its assets, the amount of lease payments and equipment disposition proceeds the Company will actually receive over the remaining term of the Company, or the amounts that may actually be received in distributions by Unit holders over the course of the Company’s remaining term.”

The Company is meeting its original investment objectives and Unit holders are receiving regular cash distributions.

The Company’s primary investment objective is to provide regular cash distributions to Unit holders.  The Company is meeting that objective and has no reason to believe that it will not continue to meet its objectives of providing distributions in return of capital and return on capital through its scheduled liquidation of substantially all of its assets by 2019 to 2020.  Not only does MPF not provide any reason to believe the Company will not meet its cash distribution objectives, but the very fact that it is making the Offer would tend to confirm that it believes the Company will continue to meet its investment objectives and provide them with a substantial profit if they can buy your Units at the artificially low Offer price.

MPF would like you to think otherwise and uses vaguely misleading statements to make it seem so.  The Company began making regular cash distributions, constituting both a return of capital in part and a return on capital, shortly after it achieved its minimum offering amount in 2008 and commenced business by acquiring its first portfolio assets.  Yet, if you read the MPF cover letter to its Offer, they say things like “…quit waiting for (the Company) to decide if or when you get your money back…”   In several places in the Company’s prospectus for the Company clearly states that it intends to begin liquidating its portfolio after the reinvestment period and expects to be fully liquidated approximately 10 to 11 years following the end of its offering of Units (which ended in 2009, so by 2019 or 2020).  Yet MPF implies otherwise by stating that the Company “has never said if (it) will liquidate earlier (than 2030)…”

Set forth below is the Company’s distribution history on an average per Unit ($10 issue price) basis, from inception through March 31, 2011:

Year                               Distribution per $10 Unit

2008                                     0.74
2009                                     0.85
2010                                     0.90
2011 (to 3/31)                                       0.23
Total Distributions                              $2.72 per $10 Unit

While there can be no guarantees, you can reasonably expect to receive far more cash from continuing to hold your Units than if you tender them to MPF.

It is true that no one can guarantee the amount of additional cash distributions you will receive if you continue to hold your Units and reject an offer that is approximately 40%of the estimated value of those Units.  But the Company still holds a substantial portion of its investment portfolio (more than 99%, based on original cost, as of 12/31/10) for production of additional cash distributions from leases and dispositions.  Based on the Company’s estimates, it is reasonable to assume that you may receive up to three times as much cash by holding your Units rather than tendering them to MPF.  MPF must agree that the Units will generate much more than the Offer price, because MPF, as a savvy professional investor, would not go to the substantial expense and risk of offering to purchase your illiquid Units unless it thought it could generate significant risk adjusted returns from holding your Units.

Other Considerations

You should make your own decision whether to tender or refrain from tendering your Units and should consider a multitude of factors including (i) your investment objectives, (ii) your financial circumstances including risk tolerance and need for liquidity, (iii) your views as to the Company’s ongoing performance, (iv) an analysis and review of all publicly available information about the Company, (v) other financial opportunities available to you, (vi) your own tax position and tax consequences, and (vii) other factors that you may deem relevant

We would note that, MPF, in its attention getting cover letter emphasizes, as major benefits for selling your Units at their grossly inadequate price, that you will be able to cash out, stop filing K-1s and stop paying IRA fees.  However, you have no such assurance.  MPF has not offered to buy any and all Units, but only a small portion of the outstanding Units (approximately 11%).  By statute, if more Units are tendered than covered by the MPF Offer, then MPF must purchase a pro rata amount from each tendering Unit holder, leaving all tendering Unit holders with remaining Units.  So none of these collateral benefits from complete liquidation would be realized, but some of your Units would be taken at the rock bottom price anyway.  While the MPF documents offer an “all or none” option, that too would mean that your tender would have no certainty of achieving full liquidation of your Units if that were your main objective in accepting a lowball offer.

As stated above and in the original prospectus and every annual report filed by the Company, the Units are not publicly traded and so must be considered a non-liquid long term investment.    Nevertheless, even if you have an immediate emergency need for cash that is so pressing that you need to sell your Units regardless of price, we believe you should consider other alternatives before tendering to MPF at such an unfair price.  These alternatives would include seeking a better price from other secondary market purchasers or requesting a discretionary repurchase by the Company as provided in the Company’s Operating Agreement.  As MPF itself discloses in its Offer documents, recent secondary market transactions in the Units have been at prices well above its own Offer price.  Because we believe the MPF price is so inadequate in relation to the value of your Units, we believe you should only consider accepting their offer if you not only have an emergency need for cash but have also determined that all other alternatives are unavailable.

We would note that the Company’s Operating Agreement permits, but does not obligate the Company to repurchase Units in the discretion of the Manager.  The Company’s policy on repurchases, as stated in the original prospectus, is as follows:  “The Manager may, in its discretion and on such terms as it deems appropriate, repurchase Units in the event that it deems such repurchase in the best interests of the Fund, but the Fund is in no event required to make any such repurchase. No such repurchase may be effected if it would impair the capital of the Fund or cause the Fund or any remaining Unit holder to suffer a material adverse tax consequence. It is the Fund’s intention that any voluntary redemption would be for a price equal to the original capital invested in the redeemed Units less the amount of cash distributed on the Units prior to redemption and less the amount of commissions paid to broker dealers on the investment in Units, unless such commissions are refunded by such broker dealers. The Fund may, however, redeem Units on any other terms it may deem appropriate and in the best interests of the Fund under the circumstances surrounding the redemption.”  The Company is not making any counter offer to the MPF Offer, and there can be no assurance as to any repurchase by the Company at any time, but if a Unit holder should encounter an emergency need to liquidate at some time in the future, the Unit holder could consider requesting redemption at that time.

If you need further information about your options, please feel free to contact us at the address above, by telephone at 800-543-2835, ext. 3, or by email at ais@atel.com.

Sincerely,

ATEL Associates 12, LLC